July 8, 2024

Filed via EDGAR
Sandra Hunter Berkheimer, Austin Stanton,
Mark Brunhofer and Jason Niethamer
U.S. Securities and Exchange Commission
Division of Corporation Finance – Office of Crypto Assets
100 F Street, NE
Washington, DC  20549

Subject:	Franklin Ethereum Trust (the “Trust”)
Pre-Effective Amendment No. 2 to Registration Statement on Form S-1
(File No. 333-277008)

Dear Ms. Berkheimer, Mr. Stanton, Mr. Brunhofer and Mr. Niethamer:
On behalf of the Trust, submitted herewith via the EDGAR system are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided via written correspondence dated June 28, 2024 with regard to the Trust’s pre-effective Amendment No. 2 to its Registration Statement on Form S-1 (the “Registration Statement”) with respect to the Franklin Ethereum ETF series of the Trust (the “Fund”), which was filed with the Commission on June 21, 2024 under the Securities Act of 1933 (the “1933 Act”).  The Staff’s comments are summarized below, followed by the Trust’s responses thereto.  Terms not defined herein have the meaning set forth for that term in the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-1

General

1.
Comment:  We note your disclosure on page 86 that as of March 31, 2024 approximately 120 million ether were outstanding, and your disclosure on page 24 regarding the number of transactions per second and ether transaction fees, also as of March 31, 2024. Please update this information throughout as of June 30, 2024, or the most recent practicable date. To the extent you include other similarly dated disclosure, such as who has executed an Authorized Participant Agreement, please update to a more recent date.

Response: The disclosure has been revised as requested.

Risk Factors
Due to the unregulated nature and lack of transparency surrounding the operations of digital assets platforms…, page 39

2.
Comment:  We note the use of the term “unregulated” when referring to certain crypto asset trading platforms. Please revise to qualify your use of this term by clarifying that such platforms may be subject to regulation in a relevant jurisdiction but may not be complying.

Response: The disclosure has been revised as requested.

Risk Factors Related to the Regulation of the Fund and the Shares
Digital asset markets in the U.S. exist in a state of regulatory uncertainty…, page 65

3.	Comment: Please remove the first three sentences in the last full paragraph on page 65 as the disclosure lacks the appropriate context for the referenced statements.

Response: The disclosure has been revised as requested.

Please do not hesitate to contact J. Stephen Feinour, Jr. at (215) 564-8521 if you have any questions or wish to discuss any of the above responses presented above.

Very truly yours,

/s/ Navid J. Tofigh
Navid J. Tofigh
Vice President and Secretary of Franklin Holdings, LLC, Sponsor of the Trust

cc:	Julie Patel, Franklin Templeton
J. Stephen Feinour, Jr., Stradley Ronon Stevens & Young, LLP
Miranda Sturgis, Stradley Ronon Stevens & Young, LLP

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